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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4950 tel 212 701 5990 fax

April 15, 2013
VIA EDGAR SUBMISSION

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander-Chile Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 30, 2012 File No. 001-14554

Dear Ms. Hayes:

On behalf of Banco Santander-Chile (“Santander-Chile” or the “Bank”), we acknowledge receipt by Santander of the letter dated April 3, 2013 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F of Santander-Chile.

Santander-Chile is working to respond to the Comment Letter. However, the Bank has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of Santander-Chile, we respectfully request an extension of time to respond to the Comment Letter to April 29, 2013.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (212) 450-4950 with any questions you may have.

Very truly yours, /s/ Nicholas A. Kronfeld Nicholas A. Kronfeld cc: Robert Moreno